Exhibit 99.1

Entrée Resources Announces Fiscal Year 2020 Results and Reviews Corporate Highlights

VANCOUVER, BC, March 31, 2021 /CNW/ - Entrée Resources Ltd. (TSX: ETG) (OTCQB: ERLFF) (the "Company" or "Entrée") has today filed its annual operational and financial results for the year ended December 31, 2020. All numbers are in U.S. dollars unless otherwise noted.

2020 HIGHLIGHTS
Oyu Tolgoi Underground Development
The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée's joint venture partner Oyu Tolgoi LLC ("OTLLC") and the Entrée/Oyu Tolgoi joint venture property (the "Entrée/Oyu Tolgoi JV Property"), which is a partnership between Entrée and OTLLC. On March 8, 2021, OTLLC's 66% shareholder Turquoise Hill Resources Ltd. ("Turquoise Hill") provided an update on underground development on the Oyu Tolgoi mining licence:

  Work on the Oyu Tolgoi underground project has continued to materially progress in line with the Definitive Estimate (as defined below) despite COVID-19 controls and ongoing travel restrictions implemented by the Government of Mongolia. Ongoing impacts to domestic and international movement could have an impact on key project milestones on the Oyu Tolgoi mining licence.
  Overall, underground lateral development has now reached 53,000 equivalent metres with development required before first drawbell on the Oyu Tolgoi mining licence substantially complete. More than one million tonnes of underground material has moved through Shaft 2 since commissioning and scheduled annual maintenance of Shaft 2 was successfully completed in October 2020 using remote technology. Materials Handling System 1 progress continues with civil work complete on Primary Crusher 1 and steel and cable installation continuing thereon.
  Remobilization of international shaft-sinking specialists occurred in the fourth quarter 2020. Installation and commissioning of sinking related equipment continues at Shafts 3 and 4. Activities at Shaft 4 in the fourth quarter 2020 were focused on completing all construction and commissioning activities for load testing and verification in preparation for shaft sinking, which commenced in early February 2021. Shafts 3 and 4 will provide ventilation to support the ongoing development associated with production ramp up for Panels 1 and 2. Should flight restrictions continue, productivity on the project and the ability to perform specialized maintenance and commissioning activities could be impacted. Turquoise Hill continues to assess any potential implications, particularly for Panel 1 and Panel 2 ramp-up which Shafts 3 and 4 support.
  In the first quarter 2020, OTLLC submitted a resources and reserves update for registration pursuant to local regulatory requirements in Mongolia. On July 2, 2020, Turquoise Hill announced the completion of an updated Oyu Tolgoi Feasibility Study ("OTFS20"), which incorporates the new block cave mine design for Hugo North Lift 1 Panel 0 previously announced by Turquoise Hill on May 13, 2020. The expert review of the resources and reserves update is in progress and OTFS20 is expected to be considered for endorsement by the Mongolian regulators following registration.
  OTFS20 incorporates an update to the first sustainable production schedule and capital cost estimates for the underground mine development based on the new Panel 0 mine design. On December 18, 2020, Turquoise Hill announced the completion and delivery by Rio Tinto of the definitive estimate of cost and schedule (the "Definitive Estimate"), which refines the analysis contained in OTFS20. The results of the Definitive Estimate include a revised base case development capital cost of $6.75 billion for the new design, confirmation that sustainable first production from the Oyu Tolgoi mining licence is forecast to occur in October 2022, and verification that all surface infrastructure required for sustainable first production from Panel 0 on the Oyu Tolgoi mining licence is now complete. Additional project infrastructure will still be needed to support the production ramp-up profile and the life of mine material handling infrastructure capacity. The Definitive Estimate also finalized pillar locations on the Panel 0 boundaries and optimized the drawpoint layout to minimize exposure to the lower fault. OTLLC board approval of the Definitive Estimate will be considered following registration of the resources and reserves update and endorsement of OTFS20.
  The Hugo North (including Hugo North Extension) Lift 1 mine plan incorporates the development of three panels and in order to reach the full sustainable production rate of 95,000 tonnes per day from the underground operations, all three panels need to be in production. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1.
  Turquoise Hill has advised that several mining studies are in progress, which are focused on the evaluation of different design and sequencing options for Panels 1 and 2 as part of OTLLC's planned Pre-Feasibility and Feasibility Study level work. These studies are underpinned by additional geology and geotechnical data that is being collected from underground and surface drilling. The data collection is complete for Panel 0 and the focus of data collection and analysis has now shifted to Panel 1 and Panel 2. Data collection and analysis is being prioritized to complete study work in line with mining progression

Corporate

  During Q3 2020, the Company closed a non-brokered private placement of 10,278,000 units of the Company at a price of C$0.43 per unit for gross proceeds of approximately C$4.4 million. Each unit consists of one common share and one-half of one transferable common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder to purchase one additional common share of the Company at a price of C$0.60 per share for a period of three years following the date of issuance.
  For the full 2020 year, the operating loss was $2.3 million compared to an operating loss of $2.1 million in 2019.
  For the full 2020 year, operating cash outflow before working capital was $1.5 million compared to an operating cash outflow before working capital of $1.5 million in 2019.
  As at December 31, 2020, cash was $7.3 million and the working capital balance was $7.3 million.
  The Company recognizes the unprecedented situation surrounding the ongoing COVID-19 pandemic and is closely monitoring the effect of the COVID-19 pandemic on its business and operations and will continue to update the market on the impacts to the Company's business and operations in relation to these extraordinary circumstances.

OUTLOOK AND STRATEGY
The Company's primary objective for the 2021 year is to work with other Oyu Tolgoi stakeholders to advance potential amendments to the joint venture agreement (the "Entrée/Oyu Tolgoi JVA") that currently governs the relationship between Entrée and OTLLC and upon finalization, transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC as manager of the Entrée/Oyu Tolgoi joint venture (the "Entrée/Oyu Tolgoi JV").  The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the Oyu Tolgoi Investment Agreement and commencement of underground development. The Company currently is registered in Mongolia as the 100% ultimate holder of the Shivee Tolgoi and Javhlant mining licences.

The Company believes that amendments that align the interests of all stakeholders as they are now understood would be in the best interests of all stakeholders, provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

In addition, the Company is currently in the process of reviewing the data and assumptions underlying OTFS20, the OTFS20 block cave designs, updated costs and schedules and the updated mineral resources and reserves in order to assess the potential impact on the Entrée/Oyu Tolgoi JV Property resources and reserves and the assumptions and outputs from the Company's 2018 Technical Report. The Company will update the market following completion of its review and assessment.

SUMMARY OF OPERATING RESULTS
Operating Loss
For the full 2020 year, the operating loss was $2.3 million compared to an operating loss of $2.1 million in 2019.  Project expenditures in 2020 included expenditures of $0.2 million for administration costs in Mongolia compared to $0.2 million in the comparative 2019 period.  Holding costs on all other properties in 2020 and 2019 were insignificant.

General and administration expenditures in 2020 were $1.4 million and were consistent with the same period in 2019.

Depreciation expenses in 2020 were consistent with the same period in 2019.

Non-operating Items
The foreign exchange gain in 2020 was primarily the result of movements between the C$ and U.S. dollar as the Company holds its cash in both currencies and the loan payable is denominated in U.S. dollars.

Interest expense was primarily related to the loan payable to OTLLC pursuant to the Entrée/Oyu Tolgoi JVA and is subject to a variable interest rate.

The amount recognized as a loss from equity investee is related to exploration costs on the Entrée/Oyu Tolgoi JV Property.

Deferred revenue finance costs are related to recording the non-cash finance costs associated with the deferred revenue balance, specifically the Sandstorm Gold Ltd. stream.

The total assets as at December 31, 2020 were higher than at December 31, 2019 due to funds received from the non-brokered private placement completed during Q3 2020 while total non-current liabilities were higher due to recording the non-cash deferred revenue finance costs for the 2020 year.

The Company's Annual Financial Statements and Management's Discussion and Analysis ("MD&A"), and Annual Information Form are available on the Company's website at www.EntreeResourcesLtd.com and on SEDAR at www.sedar.com. The Company's Annual Report on Form 20-F ("Annual Report") has been filed with the U.S. Securities and Exchange Commission ("SEC"), and is available on the Company's website at www.EntreeResoucesLtd.com and on EDGAR at www.sec.gov.  Shareholders can receive a hard copy of the Company's audited Annual Financial Statements upon request.

QUALIFIED PERSON
Robert Cinits, P.Geo., consultant to Entrée and the Company's former Vice President, Corporate Development, and a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has approved the technical information in this release.  For further information on the Entrée/Oyu Tolgoi JV Property, see the Company's Technical Report, titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report", with an effective date of January 15, 2018, available on SEDAR at www.sedar.com.

ABOUT ENTRÉE RESOURCES LTD.
Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi JV, depending on the depth of mineralization. Sandstorm, Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 23%, 9% and 8% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; the expectations set out in OTLLC's OTFS20 and the Company's 2018 Technical Report on the Company's interest in the Entrée/Oyu Tolgoi JV Property; timing and status of Oyu Tolgoi underground development; the mine design for Hugo North Lift 1 Panel 0 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North (including Hugo North Extension) Lift 1 and the possible outcomes, content and timing thereof; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company's cash flows, expected copper and gold grades, liquidity, funding requirements and planning; future commodity prices; the potential impact of COVID-19 on Oyu Tolgoi underground development and the Company's business, operations and financial conditions; the estimation of mineral reserves and resources; projected mining and process recovery rates; estimates of capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée's interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée's interest in the Entrée/Oyu Tolgoi JV Property; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée's interest in the Hugo North Extension and Heruga deposits; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, the correct interpretation of agreements, laws and regulations, local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries, the construction and continued development of the Oyu Tolgoi underground mine and the status of Entrée's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source); the willingness of third parties to extend existing power arrangements; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto; the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interaction between OTLLC, Rio Tinto, Turquoise Hill and the Government of Mongolia on the continued operation and development of Oyu Tolgoi, future funding plans and requirements and OTLLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the Oyu Tolgoi Underground Mine Development and Financing Plan to amend or replace the agreement; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; projected commodity prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; as well as those factors discussed in the Company's most recently filed MD&A and in the Company's Annual Information Form for the financial year ended December 31, 2020, dated March 31, 2021 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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SOURCE Entrée Resources

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For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 20:20e 31-MAR-21